Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES In compliance with paragraphs 6.77 to 6.90 of the Listings Requirements of JSE Limited (the “Listings Requirements") the Company hereby advises that directors and prescribed Officers of Gold Fields, and directors of major subsidiaries of the Company took ownership of their vested Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. Accordingly, the following trades are announced: Name of Director, Prescribed Officer, Director of Major subsidiary MJ Fraser Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 2026/02/26 Number of Shares traded 0 Number of Shares retained 19,005 Market Price per share R901.1209 Total Value R17,125,802.70 Name of Prescribed Officer, Director of Major subsidiary KM Carter Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 2026/02/26 Number of Shares traded 48,189 Number of Shares retained 0 Market Price per share R901.1209 Total Value R43,424,115.05 Name of Prescribed Officer, Director of Major subsidiary BL Mokoatle Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 2026/02/26 Number of Shares traded 14,405 Number of Shares retained 0 Market Price per share R901.1209 Total Value R12,980,646.56 Name of Prescribed Officer, Director of Major subsidiary J Magagula Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 2026/02/26 Number of Shares traded 8,000 Number of Shares retained 9,206 Market Price per share R901.1209

Total Value of Shares traded 7,208,967.20 Deemed Value of Shares retained 8,295,719.00 In terms of paragraph 6.83 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 2 March 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd